UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

04009716

March 1, 2004

Steven F. Crooke
Vice President
General Counsel and Secretary
Layne Christensen Company
1900 Shawnee Mission Parkway
Mission Woods, KS 66205

Act: 1934
Section:
Rule: 14A-8
Public Availability: 3/1/2004

Re: Layne Christensen Company
Incoming letter dated February 5, 2004

Dear Mr. Crooke:

This is in response to your letter dated February 5, 2004 concerning the shareholder proposal submitted to Layne Christensen by Wynnefield Partners Small Cap Value L.P. We also have received a letter from the proponent dated February 13, 2004. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

PROCESSED
MAR 10 2004
THOMSON FINANCIAL

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: Nelson Obus
Wynnefield Capital, Inc.
450 7th Avenue
Suite 509
New York, NY 101023

868506

WYNNEFIELD CAPITAL, INC.

450 7TH AVENUE, SUITE 509
NEW YORK, NY 10123

TEL: (212) 760-0814
FAX: (212) 760-0824
www.wynnefieldcapital.com

NELSON OBUS (212) 760-0134
JOSHUA LANDES (212) 760-0814
MAX BATZER (212) 760-0330
PETER BLACK (212) 760-0742
STEPHEN ZELKOWICZ (212) 760-0278

February 13, 2004

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Wynnefield Small Cap Value L.P. (the "Proponent") Stockholder Proposal and Layne Christensen Company's (the "Company") request for No-Action from the Securities & Exchange Commission (the "Commission") Division of Corporation Finance (the "Staff")

Ladies and Gentlemen:

We are in receipt of a copy of the letter dated February 5, 2004 from Steven F. Crooke, Vice President, General Counsel and Secretary of the Company, to the Staff. The letter requests that the Staff confirm that it will not recommend any enforcement action against the Company if the Company omits certain portions of the Proponent's supporting statement. We note that the Company made no attempt to contact the proponent directly to request any remedial changes to the Proponent's supporting statement.

A. The Company first asserts that the Proponent's statement that "Institutional investors are increasingly calling for the elimination of staggered voting" is false and misleading because it is (i) "made without factual support and [(ii)] implies that that [sic] institutional investors are focused primarily and solely on the issue of classification and fails to identify the many other issues of [sic] being advocated by such groups." We address each of these assertions below.

The Company first assertion, that the statement is made without factual support, is false and contradicts its second assertion. The Proponent clearly cites in its supporting statement that its position is supported by the Institutional Shareholder Services' ("ISS") Proxy Policy Manual, the Council of Institutional Investors' Core Policies and CALPERS' Corporate Governance Guidelines. Furthermore, in addition to the sources cited in Proponent's supporting statement, it has recently come to Proponent's attention that TIAA-CREF has updated its Policy Statement on Corporate Governance to call for the elimination of staggered boards.[1] As further support for the accuracy of the Proponent's statement, we call to the Staff's attention a survey conducted by ISS of 11 fund families that publicly disclose their proxy policies on their public websites. These funds include some of the largest national funds, including Fidelity, Vanguard and T. Rowe Price. In its report ISS found that these "funds consistently devote attention to shareholder rights issues and reach a consensus on four of them: support for confidential proxy voting and opposition to classified boards, supermajority voting, and unequal voting rights." (Emphasis supplied.)

The Company cites three No-Action letters issued by the Staff in support of its position. In the first letter cited by the Company, Idacorp, Inc.(January 9, 2001, the proposal challenged by Idacorp was an apparent incoherent stream of thoughts. The Staff's No-Action position was based on the fact that the proposal was "vague and indefinite." The Company makes no such claim about Proponent's proposal or supporting statement. Accordingly, the Idacorp letter appears to be irrelevant.

In the second letter cited by the Company, The Boeing Company (February 18, 1998), although challenged by Boeing as being false and misleading, the Staff permitted the following unsupported statement by the proponent:

> "Annual election of the entire Board of Directors is widely accepted by corporate governance experts as a means of improving corporate performance and avoiding surprise reversals. Many major corporations were widely criticized for going to the brink of disaster due to lame oversight by their Board of Directors."

By comparison, the Proponent's statement -- "Institutional investors are increasingly calling for the elimination of staggered voting" -- is far narrower than the statement permitted by the Staff in the Boeing letter and the accuracy of which is evidenced by the recent action of TIAA-CREF.

The Company also cites the Staff's No-Action letters to CBI Industries, Inc. (March 25, 1993) and Trion, Inc. (January 22, 1998). Both letters concerned specific statements not germane to Proponent's supporting statement objected to by the Company. Furthermore, the Company has failed to provide any facts or data to support its claim that any of Proponents statements are false, unlike CBI Industries, Inc. and Trion, Inc., both of which submitted information demonstrating that the statements to which they objected were factually false. Accordingly, neither letter is relevant to Proponent's proposal and supporting statement.

---

[1] As revised, TIAA-CREF's updated Policy Statement reads as follows: "We believe the annual election of all directors establishes a board that is more responsive to shareholders. A classified board structure can strongly impede a free market for corporate control, particularly in combination with takeover defenses, such as a 'poison pill' shareholder rights plan. Moreover, a classified board structure can restrict a board's ability to quickly remove an ineffective director."

The Company's second assertion is subjective and misleading. The Proponent's supporting statement does not state, and there is no reasonable basis for the Company or any shareholder inferring, that institutional investors are focused primarily and solely on the issue of classification. Although Proponent believes that further comment on the Company's unjustified inference is unnecessary, we note the Staff has previously taken the position that, in light of the word limit on a proponent's statement, a proponent need not describe all related matters and that, if management believes that a proposal raises some improper inferences, it could effectively dispel them in its own statement in opposition to the proposal. See Baltimore Gas and Electric (January 26, 1982) and Orion Research Incorporated (July 15, 1983). It would be impossible (given the 500 word limitation) and arguably misleading for Proponent in support of its limited proposal, to critique all of the many protective devices adopted by the Company which advocates of good corporate governance find objectionable.

B. The Company next seeks to omit the entire third paragraph of the Proponent's statement as being false and misleading, asserting that it contains "broad, unsubstantiated assertions concerning the actions of the Board of Directors and management of the Company, do not have a basis in fact and appear to be merely the opinion of the Proponent." The Company also asserts that the Proponent's statement implies "that the Board of Directors of the Company have been poor managers" and that on a staggered board "only those members that are up for election in any given year are concerned with their performance." Once again the Company sets up a straw man by making ungrounded and self-serving, erroneous inferences from Proponent's statements in order to claim they are false and misleading. The Proponent's statements are true, the Company's inferences notwithstanding. If management believes that the Proponent's statement raises some improper inferences, it can effectively dispel them in its own statement in opposition.

We are confounded by the Company's observation that the first and second sentences of paragraph three appear to be merely the opinion of the Proponent. The Company takes issue with Proponent's language that "election of directors is a primary means for stockholders to influence corporate officers and exert accountability on directors and management." The election of directors is a primary (if not sole) means for stockholders to influence corporate affairs and exert accountability on directors and management. Perhaps management, in its response, could care to suggest more recognized alternative methods for stockholders to influence corporate affairs. The second sentence is similarly accepted as true by commentators and many institutional investors alike, as documented in the second paragraph of the Proponents supporting statement. The Staff has sanctioned significantly more aggressive statements in the Boeing letter cited above. In any event the Proponent is entitled to express its opinion in its supporting statement, which indeed is the very purpose of a shareholder proposal and is specifically authorized by Rule 14a-8(m). However, should the Staff determine that it is appropriate to clarify the second sentence, the Proponent is willing to clarify that this sentence as a statement of its opinion.

The Company objects to the third and fourth sentences of the third paragraph, asserting they set forth the Proponent's idea of the purpose and function of each of the enumerated measures without providing a factual foundation. Once again the Company draws inferences which are specious and self serving. Although some of the protective devices are set forth in the Company's governing documents, as claimed by this Company, they are nonetheless measures commonly employed by companies to entrench management by frustrating efforts of stockholders to hold the board and management accountable. Furthermore, this assertion by the Company is most disingenuous. These measures were adopted and included in the Company's Charter prior to the Company's initial public offering. Public stockholders never had the opportunity to consider these measures. As noted above, if management believes that the Proponent's statement raises improper inferences, it can dispel them in its own opposing statement.

The Company objects to the Proponent's description of the Company's shareholder rights plan as a "harsh" poison pill. Rather than debate this inconsequential issue, the Proponent is willing to express this as a matter of its opinion or delete the reference to "harsh."

The Company objects to Proponent's failure to clarify that two of the provisions cited by Proponent are default provisions under Delaware law. The Proponent is willing to revise its statement to clarify this issue.

C. The Company states that the fifth paragraph of Proponent's supporting statement claims that the elimination of a staggered board would improve corporate governance. The Company's statement is false. Proponent's statement is clear that it is Proponents "goal" to unlock what it "views" as unrealized stockholder value "through the improvement of corporate governance <u>and</u> the implementation of annual director accountability". (Emphasis supplied.) Once again, the Company has sought to twist clear language to its own purpose. Furthermore, Proponent's goal and its proposed methods for achieving that goal are supported by ISS, the Council of Institutional Investors and CALPERS. Reference to such institutional support is included by the Proponent earlier in its supporting statement.

D. The Company objects to the Proponent's statement in the sixth (referred to in the Company's letter as the seventh) paragraph that certain arguments in support of staggered boards are tenuous. We believe that the context of the statement makes it clear that this statement is the Proponent's opinion. However, should the Staff determine that it is necessary, the Proponent is willing to revise the sentence to clarify such characterization as its opinion.

E. The Company objects to the Proponent's statement in the final paragraph because it is "inflammatory" and "implies that each member of the Company's Board of Directors is currently not being and has not been in the past held by the Company nor the stockholders accountable for every one of its actions." The Company's conclusions are absurd. The Company does not claim (nor could it) that Proponent's statement is untrue. We do not understand how Proponent's request for annual election of directors is "inflammatory", nor, indeed, what that objection means. If the Staff were to accept this objection, the Company (or any company) would be able to reject any proposal or supporting statement, thereby gutting the purpose of Rule 14a-8.

For the convenience of the Staff, we have annexed a copy of the Proponent's proposal and supporting statement and marked (with brackets) the language which the Company proposes to delete. We have also cross referenced the paragraphs which the Company proposes to delete, in whole or in part, to correspond to the Proponent's responses in paragraphs A through E above.

For the reasons noted above, we respectfully request that the Staff reject the Company's attempt to suppress the Proponent's ability to exercise its rights under Rule 14a-8 and present a meaningful, documented supporting statement. Should the Staff disagree with any of the Proponent's positions, we respectfully request the opportunity to confer with the Staff and present corrective language prior to the issuance of the Staff's position.

Very truly yours,

Nelson Obus

cc: Steven F. Crooke

Stockholder Proposal to Repeal the Corporation's Staggered Board Structure and Adopt Annual Director Elections

Wynnefield Partners Small Cap Value L.P. intends to offer the following proposal for action at the meeting.

Proposal

RESOLVED, that the stockholders of Layne Christensen Company recommend that the board of directors take the necessary steps to amend the Company's Certificate of Incorporation and take such other actions as may be necessary, in compliance with applicable law and its Certificate of Incorporation, to cause all directors to be elected annually and not by classes as is now provided.

Supporting Statement

We hope to eliminate the Company's classified board, whereby the directors are divided into three classes, each serving a three-year term. Under the current structure, stockholders can only vote on one-third of the board at any given time.

[A]

[Institutional investors are increasingly calling for the elimination of staggered voting.] This position is supported by Institutional Shareholder Services' Proxy Policy Manual, the Council of Institutional Investors' Core Policies, CALPERS' Corporate Governance Guidelines, and numerous other pension funds and institutional investors. CALPERS has been active in submitting shareholder proposals to eliminate staggered boards.

[B]

[The election of directors is a primary means for stockholders to influence corporate affairs and exert accountability on directors and management. Classification enables boards to insulate themselves from the consequences of poor performance and limits their accountability to stockholders. Layne has additionally installed many other measures which serve to insulate and entrench the incumbent board and management, including: no cumulative voting, no stockholder action by written consent, no stockholder right to call a special meeting, the takeover restrictions of the Delaware General Corporation Law, supermajority voting requirements to amend various provisions of the Certificate of Incorporation and a harsh "poison pill" shareholder rights plan. The Board has continued to adopt self-protective measures as recently as December 2003, which serve to insulate the board.]

WYNNEFIELD IS ASKING THAT THE BOARD BE DE-CLASSIFIED SO THAT STOCKHOLDERS CAN EXPRESS THEIR JUDGMENT ANNUALLY.

[C]

Wynnefield's goal is to unlock what we view as unrealized stockholder value through [the improvement of corporate governance and] the implementation of annual director accountability. If the board acts on our proposal, each director would be required to stand for election annually and stockholders will have the opportunity to register their view each year on the performance of the board collectively, and of each director individually.

[D]

[Arguments in support of staggered boards relating to "stability" and "prior experience with a company's business" are tenuous.] In Wynnefield's opinion, the purported benefits of staggered boards are less about benefit to stockholders and more about maintaining the status quo. Staggered directorships insulate boards and management from the consequences of poor performance by making directional changes in the Company reflecting the will of its owners, the stockholders, much harder to achieve.

[E]

WYNNEFIELD PARTNERS URGES YOU TO JOIN US IN VOTING TO "DE-STAGGER" THE TERMS OF DIRECTORS [SO THAT STOCKHOLDERS WILL HAVE THE OPPORTUNITY TO HOLD EVERY DIRECTOR ACCOUNTABLE ANNUALLY]. WE URGE YOU TO VOTE FOR THIS PROPOSAL.

Layne Christensen Company
1900 Shawnee Mission Parkway • Mission Woods, Kansas 66205 • (913) 362-0510 • Fax: (913) 362-0133

STEVEN F. CROOKE
Vice President,
General Counsel and Secretary

February 5, 2004

FEDEX

Office of Chief Counsel
Division of Corporation Finance
SECURITIES AND EXCHANGE COMMISSION
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Wynnefield Partners Small Cap Value L.P. Stockholder Proposal

Ladies and Gentlemen:

On December 22, 2003, Layne Christensen Company (the "Company") received a proposal (the "Proposal") and supporting statement (the "Supporting Statement") submitted by Wynnefield Partners Small Cap Value L.P. (the "Proponent"). The Proposal, attached as ***Exhibit A***, is for the stockholders to recommend that the Board of Directors take the necessary steps to amend the Company's Certificate of Incorporation and to take any other actions that are necessary in order to cause all directors to be elected annually and not by classes.

On behalf of the Company, we inform the staff of the Division of Corporation Finance (the "Staff") and the Proponent that the Company intends to omit the portions of the Supporting Statement identified below from its proxy materials for the Company's 2004 Annual Meeting of Stockholders.

Statement of Reasons for Omission of Portions of Supporting Statement

Rule 14a-8(i)(3) permits the omission of a proposal if the proposal or its supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits the making of false and misleading statements in proxy solicitation materials. Rule 14a-9 provides examples of statements that may be misleading within the meaning of the rule, including in Note (b) of the rule, "material which directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation." The Staff has permitted the exclusion of statements that are false and misleading. See Idacorp, Inc. (January 9, 2001); The Boeing Company (February 18, 1998); CBI Industries, Inc. (March 25, 1993). The Company believes that certain portions of the Supporting Statement may be omitted as false and misleading under Rule 14a-9 and Rule 14a-8(i)(3).

In Paragraph 2, sentence 1, the Proponent asserts that: "Institutional investors are increasingly calling for the elimination of staggered voting." This statement is made without factual support and implies that that institutional investors are focused primarily and solely on the issue of classification and fails to identify the many other issues of being advocated by such groups. For instance, Institutional Shareholder Services, which the Proponent references in its Supporting Statement, has a list of 61 criteria which it considers in rating the corporate governance practices of companies. In the past, the Staff has permitted companies to exclude statements in which the proponent singled out one factor in a list prepared by a third party and represented it as the only factor that the third party was concerned about. See The Boeing Company (February 18, 1998). The Company therefore intends to omit this sentence of the Supporting Statement.

The Company intends to omit the entire third paragraph of the statement as being false and misleading. In the first and second sentences of this paragraph, the Proponent asserts that: "The election of directors is a primary means for stockholders to influence corporate affairs and exert accountability on directors and management. Classification enables boards to insulate themselves from the consequences of poor management and limits their accountability to stockholders." These statements contain broad, unsubstantiated assertions concerning the actions of the Board of Directors and management of the Company, do not have any basis in fact, and appear to be merely the opinion of the Proponent. Furthermore, the statements imply, without any factual basis, that the Board of Directors of the Company have been poor managers that need to be held accountable. The statements also imply that on a staggered board only those members of the board of directors that are up for election in any given year are concerned with their performance and that during the other two years of their term in office they are unconcerned. The additional term of office on a staggered board is not so long that a director would feel immune or "insulated" from any consequences to his actions; especially given the other legal remedies available to stockholders and the board of directors' fiduciary duties to the stockholders. As a result, the statements are false and misleading under Rule 14a-9. The Staff has permitted the exclusion of statements that contain assertions without factual support, because they offer the stockholders no reasonable basis upon which the stockholders can evaluate the merits of the Proposal. See Trion, Inc. (January 22, 1998).

In the third and fourth sentences, the Proponent accuses the Board of Directors of installing measures for the purpose of insulating and entrenching the incumbent board and management. These statements assert that:

> Layne has additionally installed many other measures which serve to insulate and entrench the incumbent board and management: no cumulative voting, no stockholder action by written consent, no stockholder right to call a special meeting, the takeover restrictions of the Delaware General Corporation Law, supermajority voting requirements to amend various provisions of the Certificate of Incorporation and a harsh "poison pill" shareholder rights plan. The Board has continued to adopt

self-protective measures as recently as December 2003, which serve to insulate the board.

These statements set forth the Proponent's idea of the purpose and function of each of the enumerated measures, which is to insulate and entrench the incumbent board and management. The Proponent fails to provide factual foundation for this assertion. The Company vigorously disagrees with the Proponents characterization of the motivation of the Board of Directors with respect to each of these measures.

Furthermore, the Proponent fails to state in the Supporting Statement that almost all of the measures cited (the staggered board of directors, no stockholder right to call a special meeting, no stockholder action by written consent and supermajority voting requirements) are contained in the Company's certificate of incorporation and were approved by the stockholders of the Company. The Company believes that the failure to advise the stockholders of the Company of this fact makes the statement false and misleading.

All of these statements impugn the character of the Board of Directors, without factual foundation, by implying that the Company's Board of Directors did not fulfill its fiduciary obligations to the Company and its stockholders nor exercise the independent judgment required by Delaware law when each of the measures were approved by the Board of Directors or recommended to the stockholders for approval. The Board of Directors adopted each of the mentioned items for a valid corporate purpose.

The Proponent does not provide any factual basis for its characterization of the Company's shareholder rights plan as a "harsh 'poison pill'". This appears to merely be the opinion of the Proponent.

The Proponent also fails to include in the Supporting Statement the fact that several of the provisions cited (no cumulative voting and the takeover restrictions of the Delaware General Corporation Law) are the default provisions under the Delaware General Corporate Law. The Supporting Statement falsely and incorrectly states that the Board of Directors has adopted these measures. The Proponent also provides no basis for the assertion that the fact that the Board of Directors has not acted to change the default statutory provisions was done with the intention of entrenching management. The Proponent is in effect arguing, without any factual basis or support, that the acceptance by a board of directors of the default statutory provisions of the Delaware General Corporation Law is somehow improper.

In the fifth paragraph of the Supporting Statement, the Proponent asserts without any factual basis that the elimination of a staggered board of directors would "improve corporate governance". Again, this appears to be merely the opinion of the Proponent. Accordingly, the Company intends to delete this phrase from the Supporting Statement.

In the first sentence of the seventh paragraph of the Supporting Statement, the Proponent asserts without any factual basis that certain arguments in support of staggered boards "are tenuous." This also appears to be merely the opinion of the Proponent and, accordingly, the Company intends to delete this phrase from the Supporting Statement.

The final paragraph of the Supporting Statement in which the Proponent urges stockholders to "HAVE THE OPPORTUNITY TO HOLD EVERY DIRECTOR ACCOUNTABLE ANNUALLY" is inflammatory. This statement implies that each member of the Company's Board of Directors is currently not being and has not been in the past held by the Company nor the stockholders accountable for every one of its actions. It is made without any factual foundation and has the effect of impugning the integrity of the members of the Company's Board of Directors. As such, the Company intends to delete the phrase: "SO THAT STOCKHOLDERS WILL HAVE THE OPPORTUNITY TO HOLD EVERY DIRECTOR ACCOUNTABLE ANNUALLY" from the first sentence of the final paragraph of the Supporting Statement.

Conclusion

For the foregoing reasons, we respectfully request that the Staff confirm that it will not recommend any enforcement action against the Company if the Company omits those portions of the Supporting Statement listed above from the Company's proxy materials.

We anticipate that the Company will file its definitive proxy materials on or about April 30, 2004. Accordingly, your prompt review of this matter would be greatly appreciated. If you have any questions or require further information, please contact the undersigned at 913/677-6864.

Enclosed for filing pursuant to Rule 14a-8(j) are six copies of this letter and, as ***Exhibit A***, the Proposal and Supporting Statement. A copy of this letter will be forwarded to the Proponent. Please acknowledge receipt of this letter and its enclosures by stamping the enclosed copy of this letter and returning it to me in the enclosed envelope.

Very truly yours,

/s/ Steven F. Crooke

Steven F. Crooke

SFC/cg
Enclosures

cc\enc.: Wynnefield Partners Small Cap Value L.P.
(Via Facsimile: 212/760-0824 and First Class U.S. Mail)

EXHIBIT A

Stockholder Proposal to Repeal the Corporation's Staggered Board Structure and Adopt Annual Director Elections

Wynnefield Partners Small Cap Value L.P. intends to offer the following proposal for action at the meeting.

Proposal

RESOLVED, that the stockholders of Layne Christensen Company recommend that the board of directors take the necessary steps to amend the Company's Certificate of Incorporation and take such other actions as may be necessary, in compliance with applicable law and its Certificate of Incorporation, to cause all directors to be elected annually and not by classes as is now provided.

Supporting Statement

We hope to eliminate the Company's classified board, whereby the directors are divided into three classes, each serving a three-year term. Under the current structure, stockholders can only vote on one-third of the board at any given time.

Institutional investors are increasingly calling for the elimination of staggered voting. This position is supported by Institutional Shareholder Services' Proxy Policy Manual, the Council of Institutional Investors' Core Policies, CALPERS' Corporate Governance Guidelines, and numerous other pension funds and institutional investors. CALPERS has been active in submitting shareholder proposals to eliminate staggered boards.

The election of directors is a primary means for stockholders to influence corporate affairs and exert accountability on directors and management. Classification enables boards to insulate themselves from the consequences of poor performance and limits their accountability to stockholders. Layne has additionally installed many other measures which serve to insulate and entrench the incumbent board and management, including: no cumulative voting, no stockholder action by written consent, no stockholder right to call a special meeting, the takeover restrictions of the Delaware General Corporation Law, supermajority voting requirements to amend various provisions of the Certificate of Incorporation and a harsh "poison pill" shareholder rights plan. The Board has continued to adopt self-protective measures as recently as December 2003, which serve to insulate the board.

WYNNEFIELD IS ASKING THAT THE BOARD BE DE-CLASSIFIED SO THAT STOCKHOLDERS CAN EXPRESS THEIR JUDGMENT ANNUALLY.

Wynnefield's goal is to unlock what we view as unrealized stockholder value through the improvement of corporate governance and the implementation of annual director accountability. If the board acts on our proposal, each director would be required to stand for election annually and stockholders will have the opportunity to register their view each year on the performance of the board collectively, and of each director individually.

Arguments in support of staggered boards relating to "stability" and "prior experience with a company's business" are tenuous. In Wynnefield's opinion, the purported benefits of staggered boards are less about benefit to stockholders and more about maintaining the status quo. Staggered directorships insulate boards and management from the consequences of poor performance by making directional changes in the Company reflecting the will of its owners, the stockholders, much harder to achieve.

WYNNEFIELD PARTNERS URGES YOU TO JOIN US IN VOTING TO "DE-STAGGER" THE TERMS OF DIRECTORS SO THAT STOCKHOLDERS WILL HAVE THE OPPORTUNITY TO HOLD EVERY DIRECTOR ACCOUNTABLE ANNUALLY. WE URGE YOU TO VOTE FOR THIS PROPOSAL.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 1, 2004

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Layne Christensen Company
Incoming letter dated February 5, 2004

The proposal recommends that the board of directors take the necessary steps to amend the company's certificate of incorporation and take other necessary steps to cause all directors to be elected annually.

There appears to be some basis for your view that portions of the supporting statement may be materially false or misleading under rule 14a-9. In our view, the proponent must:

- recast the discussion that begins "The election of directors . . ." and ends ". . . accountability to stockholders" as the proponent's opinion;
- recast the discussion that begins "Layne has additionally . . ." and ends ". . . insulate the board" as the proponent's opinion; and
- recast the sentence that begins "Arguments in support . . ." and ends ". . . are tenuous" as the proponent's opinion.

Accordingly, unless the proponent provides Layne Christensen with a proposal and supporting statement revised in this manner, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if Layne Christensen omits only these portions of the supporting statement from its proxy statement in reliance on rule 14a-8(i)(3).

Sincerely,

Michael R. McCoy
Attorney Adviser